SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

IPSIDY INC. (F/K/A ID GLOBAL SOLUTIONS CORPORATION)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

46264C 107
(CUSIP Number)

Philip D. Beck
780 Long Beach Blvd.
Long Beach, NY 11561
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 45112X107	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS: Philip D. Beck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 6,833,333 (1)
	8	SHARED VOTING POWER 20,000,000
	9	SOLE DISPOSITIVE POWER 6,833,333 (1)
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,833,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 7.66% (2)
14	TYPE OF REPORTING PERSON* Philip D. Beck: OO

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 36,000,000 shares of common stock, which includes (i) 1,000,000 shares of common stock held directly by the Reporting Person, (ii) a stock option to acquire 15,000,000 shares of common stock at $0.10 per share held directly by Mr. Beck which has vested with respect to 5,000,000 shares and will vest with respect to 833,333 shares of common stock within the next 60 days and (iii) a stock option to acquire 20,000,000 shares of common stock at $0.05 per share held by Parity Labs, LLC. Mr. Beck is an officer and principal of Parity Labs, LLC and he may be deemed the beneficial owner of the shares held by such entity.

(2) Percentage of class calculated based on an aggregate of 324,543,919 shares issued and outstanding, after giving effect to the transactions described in Item 3 below of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ipsidy Inc. (f/k/a ID Global Solutions Corporation), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Long Beach Blvd, Long Beach, New York 11561.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Philip D. Beck (“Reporting Person”).

The address of the principal office of the Reporting Person is 780 Long Beach Road, Long Beach, NY 11561.

Reporting Person is principally involved in the business of consulting and serves as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 10, 2016, the Issuer entered into an amended agreement (the "Amendment") with Parity Labs, LLC (“Parity”), a private consulting firm which is principally owned by the Reporting Person, to amend the compensation section of the Advisory Agreement previously entered into between the Issuer and Parity on November 16, 2015 for the provision of strategic advisory services. Pursuant to the Amendment, the Issuer issued Parity an option (the "Parity Option") to acquire 20,000,000 shares of common stock of the Issuer, exercisable at $0.05 per share for a period of ten years. The Parity Option vested as to 10,000,000 shares of common stock immediately and then initially in 12 equal tranches of 833,333 shares per month commencing on September 1, 2016, which such vesting was accelerated with respect to all remaining shares of common stock that were unvested under the Parity Option as a result of the Reporting Person’s appointment as a director of the Issuer. In addition, the Reporting Person acquired 1,000,000 shares of common stock at a per share price of $0.05 per share on August 10, 2016.

 The Issuer granted the Reporting Person a Stock Option to acquire 15,000,000 shares of common stock of the Issuer at an exercise price of $0.10 per share for a period of ten years. The Stock Options vest with respect to (i) one-third of the shares of common stock upon January 31, 2017 and (ii) in 24 equal monthly tranches commencing on the grant date.

The issuances of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of January 31, 2017, the Reporting Person beneficially owned an aggregate of 26,833,333 or 7.66% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Stock Option issued to Parity Labs, LLC (1)

4.2	Stock Option Agreement entered between Ipsidy Inc. and Philip D. Beck dated January 31, 2017 (2)

(1)	Incorporated by reference to the Form 8-K Current Report filed August 16, 2016.
(2)	Incorporated by reference to the Form 8-K Current Report filed February 6, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 10, 2017	/s/ Stephen M. Fleming
Stephen M. Fleming
Attorney in Fact

Page 5 of 5